Exhibit 99.3

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in thousands of US dollars, unless otherwise stated)

Management's Responsibility for Financial Reporting

The consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

(Signed) Rui Feng	(Signed) Maria Tang

Rui Feng	Maria Tang

Chairman and Chief Executive Officer	Interim Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT ON
FINANCIAL STATEMENTS

To the Shareholders of Silvercorp Metals Inc.

We have audited the consolidated balance sheets of Silvercorp Metals Inc. (the “Company”) as at March 31, 2010 and 2009 and the consolidated statements of operations, comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the three-year period ended March 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company, as at March 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2010 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada
June 11, 2010
Chartered Accountants

Management’s Report on Internal Control over Financial Reporting

Management of Silvercorp is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accounting principles. It includes those policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to the acquisition and disposition of Silvercorp’s assets,

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorization of management and Silvercorp’s directors, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Silvercorp’s assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of Silvercorp’s internal control over financial reporting as at March 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of March 31, 2010, Silvercorp’s internal control over financial reporting is effective. Also management did not identify any material weaknesses in conducting their evaluation of Silvercorp’s internal control over financial reporting as at March 31, 2010.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. Ernst & Young LLP, our independent auditors, were engaged, approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as at March 31, 2010. Ernst & Young LLP has provided such opinions.

(Signed) Rui Feng	(Signed) Maria Tang

Rui Feng	Maria Tang

Chairman and Chief Executive Officer	Interim Chief Financial Officer

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS
UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of Silvercorp Metals Inc.

We have audited Silvercorp Metals Inc.’s (the “Company”) internal control over financial reporting as at March 31, 2010 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at March 31, 2010 and 2009 and the consolidated statements of operations, comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the three-year period ended March 31, 2010, and our report dated June 11, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada
June 11, 2010
Chartered Accountants

SILVERCORP METALS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Notes	March 31, 2010	March 31, 2009
ASSETS

Current Assets
Cash and cash equivalents		$50,618	$41,470
Short term investments	5	44,041	23,962
Restricted cash	~~4~~	-	732
Amounts receivable, prepaids and deposits	6	2,474	3,152
Inventories	3	3,175	1,529
Current portion of future income tax assets	18	112	143
Amounts due from related parties	16	138	30
		100,558	71,018

Long term prepaids and deposits	7	505	1,058
Long term investments	8	14,838	12,186
Restricted cash	4&10	78	293
Plant and equipment	9	29,024	29,072
Mineral rights and properties	10	133,248	89,413
Future income tax assets	18	1,203	2,162
		$279,454	$205,202

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$7,504	$8,533
Deposits received		6,737	1,290
Bank loan and notes payable	11	1,465	658
Current portion of asset retirement obligations	12	292	-
Dividends payable	15(e)	3,238	2,564
Income tax payable	18	1,658	3,041
Amounts due to related parties s	16	-	7,353
		20,894	23,439

Future income tax liabilities	18	19,475	19,678
Asset retirement obligations	12	2,357	2,029
		42,726	45,146

Non-controlling interests	13	21,738	7,610

SHAREHOLDERS' EQUITY

Share capital	15	145,722	135,604
Contributed surplus		4,702	3,764
Reserves	14	31,893	31,893
Accumulated other comprehensive income (loss)		14,910	(10,167)
Retained earnings (Deficit)		17,763	(8,648)
		214,990	152,446

		$279,454	$205,202
Commitments	21	-	-
Subsequent events	24

Approved on behalf of the Board:

(Signed) Robert Gayton
Director

(Signed) Rui Feng
Director

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars, except for per share figures)

		Years ended March 31,
	Notes	2010	2009	2008

Sales		$107,164	$83,523	$108,363

Cost of sales		23,996	29,322	20,114
Amortization and depletion		3,904	6,365	3,208
		27,900	35,687	23,322

Gross profit		79,264	47,836	85,041

Expenses
Accretion of asset retirement obligations	12	125	123	62
Amortization		932	817	517
Foreign exchange loss (gain)		(432)	(2,872)	612
General exploration and property investigation expenses		4,909	2,325	1,817
Impairment charges and bad debt	3,6,8&10	698	50,707	-
Investor relations		438	550	284
General and administrative		9,491	9,312	7,187
Professional fees		1,783	1,488	2,134
		17,944	62,450	12,613
		61,320	(14,614)	72,428
Other income and expenses
Equity loss on investment in NUX	8	(424)	(1,455)	(250)
Gain (loss) on disposal of mineral rights and properties	10	-	(819)	563
Loss on disposal of plant and equipment	9	(1,569)	(328)	(48)
Interest expenses		(122)	(7)	(67)
Gain on held-for-trading securities		35	-	-
Interest income		868	1,342	2,585
Other income		337	478	4,474
		(875)	(789)	7,257

Income (loss) before income taxes and non-controlling interests		60,445	(15,403)	79,685

Income tax expense (recovery)
Current	18	7,796	6,988	441
Future	18	764	(7,925)	110
		8,560	(937)	551

Income (loss) before non-controlling interests		51,885	(14,466)	79,134

Non-controlling interests	13	(13,338)	(1,531)	(19,197)

Net income (loss)		$38,547	$(15,997)	$59,937

Basic earnings (loss) per share		$0.24	$(0.11)	$0.41
Diluted earnings (loss) per share		$0.24	$(0.11)	$0.40
Weighted Average Number of Shares Outstanding - Basic		162,287,528	152,350,041	147,660,730
Weighted Average Number of Shares Outstanding - Diluted		163,571,019	152,350,041	150,954,072

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)

	Years ended March 31,
	2010	2009	2008

Net income (loss) for the year	$38,547	$(15,997)	$59,937
Other comprehensive income (loss)
Transition adjustment to opening balance upon adoption of new standards, net of taxes	-	-	9
Unrealized gain (loss) on available for sale securities, net of taxes	328	(155)	(48)
Reclassification adjustment for loss included in income, net of taxes	195	-	-
Unrealized exchange gain (loss) on translation of self-sustaining foreign operations	(12,718)	11,270	3,972
Unrealized exchange gain (loss) on translation of functional currency to reporting currency	37,272	(35,404)	9,709
Other comprehensive income (loss)	25,077	(24,289)	13,642
Comprehensive income (loss)	$63,624	$(40,286)	$73,579

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Years ended March 31,
	Notes	2010	2009	2008
Cash provided by (used in)
Operating activities
Net income (loss) for the year		$38,547	$(15,997)	$59,937
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations		125	122	62
Amortization and depletion		4,836	7,182	3,725
Equity investment loss		424	1,455	250
Future income tax expenses (recovery)		764	(7,925)	110
Impairment charges and bad debt		698	50,707	-
Gain on held-for-trading securities		(35)	-	-
Loss (gain) on disposal of mineral properties		-	819	(563)
Loss on disposal of plant and equipment		1,569	328	48
Non-cash other income		-	-	(4,388)
Non-controlling interests		13,338	1,531	19,197
Stock-based compensation		1,914	2,103	2,473
Unrealized foreign exchange loss (gain)		(1,118)	4,378	-
Changes in non-cash operating working capital	22	4,921	2,283	(1,065)
Cash provided by operating activities		65,983	46,986	79,786

Investing activities
Mineral rights and properties	10
Acquisition and capital expennditures		(21,218)	(37,115)	(36,583)
Proceeds on disposals		-	814	563
Plant and equipment
Acquisition		(5,027)	(12,697)	(7,452)
Proceeds on disposals		140	2	157
Equity investments
Marketable securities		(1,355)	-	-
Luoyang Yongning Gold and Lead Smelting Co. Ltd.		-	(291)	(5,552)
Sales of (purchase of) short term investments		(14,310)	12,982	(29,489)
Prepayments to acquire plant and equipment		(485)	(354)	(3,397)
Reclamation deposit paid		(75)	-	-
Cash used in investing activities		(42,330)	(36,659)	(81,753)

Financing activities
Advance to related parties, net of repayments received		(101)	(37)	(1,429)
Bank loan and notes payable
Proceeds		2,927	656	-
Repayments		(2,123)	-	-
Non-controlling interest
Contribution		-	215	-
Distribution		(7,191)	(13,173)	(3,371)
Cash dividends distributed	15(e)	(12,001)	(5,466)	(6,891)
Capital stock
Proceeds from issuance of common share		1,310	22,655	2,294
Share cancellation		-	(9,473)	-
Cash used in financing activities		(17,179)	(4,623)	(9,397)

Effect of exchange rate changes on cash and cash equivalents		2,674	(11,327)	5,128

Increased (decrease) in cash and cash equivalents		9,148	(5,623)	(6,237)

Cash and cash equivalents, beginning of year		41,470	47,093	53,330

Cash and cash equivalents, end of year		$50,618	$41,470	$47,093

Supplementary cash flow information	22

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)

	Share capital
	Number of shares	Amount	Contributed surplus	Reserves	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Total shareholders' equity
				(Note 14)
Balance, March 31, 2007	145,957,938	$74,336	$954	$-	$480	$1,768	$77,538
Transition adjustment to opening balance	-	-	-	-	9	-	9
Options exercised	3,448,896	2,225	-	-	-	-	2,225
Warrants exercised	9,750	68	-	-	-	-	68
Cancellation of fraction shares	(108)	-	-	-	-	-	-
Value of options transferred upon exercised	-	1,705	(1,705)	-	-	-	-
Stock based compensation	-	-	2,473	-	-	-	2,473
Unrealized loss on available for sale securities	-	-	-	-	(48)	-	(48)
Appropriation to reserves	-	-	-	2,078	-	(2,078)	-
Cash dividends declared and distributed	-	-	-	-	-	(6,891)	(6,891)
Net income for the year	-	-	-	-	-	59,937	59,937
Unrealized gain on translation of self-sustaining operations	-	-	-	-	3,972	-	3,972
Unrealized gain on translation functional currency to reporting currency	-	-	-	-	9,709	-	9,709
Balance, March 31, 2008	149,416,476	$78,334	$1,722	$2,078	$14,122	$52,736	$148,992
Options exercised	4,482	35	(13)	-	-	-	22
Shares issued for property	4,532,543	36,485	-	-	-	-	36,485
Financing	10,000,000	24,205	-	-	-	-	24,205
Net of share issuance costs	-	(1,570)	-	-	-	-	(1,570)
Cancellation of shares under normal course issuer bid	(2,366,500)	(1,885)	(47)	-	-	(7,542)	(9,474)
Stock-based compensation	-	-	2,102	-	-	-	2,102
Unrealized loss on available for sale securities	-	-	-	-	(155)	-	(155)
Appropriation to reserves	-	-	-	29,815	-	(29,815)	-
Cash dividends declared and distributed	-	-	-	-	-	(8,030)	(8,030)
Loss of the year	-	-	-	-	-	(15,997)	(15,997)
Unrealized gain on translation of self-sustaining operations	-	-	-	-	11,270	-	11,270
Unrealized loss on translation functional currency to reporting currency	-	-	-	-	(35,404)	-	(35,404)
Balance, March 31, 2009	161,587,001	135,604	3,764	31,893	(10,167)	(8,648)	152,446
Options exercised	1,643,416	2,286	(976)	-	-	-	1,310
Shares issued for property (also see Note 10)	1,200,000	7,832	-	-	-	-	7,832
Stock-based compensation	-	-	1,914	-	-	-	1,914
Unrealized gain on available for sale securities	-	-	-	-	328	-	328
Reclassification adjustment for losses included in income	-	-	-	-	195	-	195
Cash dividends declared and distributed	-	-	-	-	-	(12,136)	(12,136)
Net income for the year	-	-	-	-	-	38,547	38,547
Unrealized loss on translation of self-sustaining operations	-	-	-	-	(12,718)	-	(12,718)
Unrealized gain on translation functional currency to reporting currency	-	-	-	-	37,272	-	37,272
Balance, March 31, 2010	164,430,417	$145,722	$4,702	$31,893	$14,910	$17,763	$214,990

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

1.	NATURE OF OPERATIONS

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and are presented in thousands of US dollars. Note 23 reconciles the consolidated financial statements prepared in accordance with Canadian GAAP to financial statements prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

These consolidated financial statements include the accounts of Silvercorp Metals Inc. and its wholly owned subsidiaries: Silvercorp Metals China Inc., Fortune Mining Limited, Fortune Copper Limited, Fortress Mining Inc., Fortune Gold Mining Limited, Victor Resources Ltd., Victor Mining Ltd., Yangtze Mining Ltd., Yangtze Mining (H.K.) Ltd., 0875786 B.C. Ltd., 82% owned subsidiary, Qinghai Found Mining Company Ltd. (“Qinghai Found”), 70% owned subsidiary, Henan Huawei Mining Co. Ltd. (“Henan Huawei”), 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”), and 95% owned subsidiaries, Anhui Yangtze Mining Co. Ltd. and Guangdong Found Mining Co. Ltd.

All significant inter-company transactions and accounts have been eliminated upon consolidation.

In the notes to these consolidated financial statements, “joint venture” is in the context of “the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures”, which governs business conducted by foreigners in China. None of the Company’s investments are subjected to joint control as defined by CICA Section 3055, “Interests in Joint Venture”.

(b)	Significant Accounting Policies

(i)    Use of estimates and measurement uncertainty

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include assumptions and estimates relating to but not limited to, the recoverability of amounts receivable and investments, the determination of defined ore bodies, mineral resources and reserves, fair values for purposes of impairment analysis, reclamation obligations, stock-based compensation, warrants, valuation allowances for future income tax assets, and assessing and evaluating of contingencies. Actual results could differ from these estimates.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(ii)    Foreign currency translation

The Company’s functional currency is the Canadian dollar. Effective April 1, 2007, the Company changed its reporting currency from Canadian dollars to US dollars. The financial statements for all years presented have been translated into US dollar using the current rate method. Under this method, the statements of operations and cash flows have been translated into the reporting currency using the average exchange rate prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the balance sheet dates. Shareholders’ equity transactions since April 1, 2006 have been translated using the exchange rates in effect as of the dates of the various capital transactions, while shareholders’ equity balances on April 1, 2006 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are recorded as exchange gain (loss) in a separate component of other comprehensive income (“OCI”) as “Unrealized exchange gain (loss) on translation of functional currency to reporting currency”. All comparative financial information has been restated to reflect the Company’s results as if they had been reported in the US dollars.

All foreign subsidiaries, except its 77.5% owned subsidiary Henan Found and 70% owned subsidiary Henan Huawei, are considered to be integrated foreign operations and their financial statements are translated to Canadian dollars under the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenues and expenses are translated at the average exchange rate in effect during the period. Realized and unrealized foreign exchange gains and losses are included in earnings.

Henan Found has been considered a self-sustaining operation since its incorporation. During the year ended March 31, 2008, reflecting significant changes in the economic facts and circumstances, Henan Huawei was determined to be a self-sustaining operation and no longer an integrated foreign operation. The method used to translate Henan Huawei’s financial information was changed accordingly. Assets and liabilities of Henan Found and Henan Huawei, which are dominated in Chinese Yuan (“RMB¥”), are translated into Canadian dollars using the current rate method at period-end exchange rates and resulting translation adjustments are reflected in OCI as “Unrealized exchange gain (loss) on translation of self-sustaining foreign operations”. Revenues and expenses of Henan Found and Henan Huawei are translated at average exchange rates for the period.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(iii)    Financial instruments

The Company applies Section 3855, Financial Instruments – Recognition and Measurement (“CICA 3855”) issued by the Canadian Institute of Chartered Accountants. CICA 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. Under CICA 3855, all financial assets must be classified as either held-for-trading, available-for-sale, held-to-maturity investments or loans and receivables. All financial liabilities must be classified as held-for-trading or other financial liabilities.

Financial instruments, including derivatives, are included on the consolidated balance sheets and are initially measured at fair value, except for those originated as a result of related party transactions and measured at exchange amount, in accordance with CICA Section 3840, Related Party Transactions.

Subsequent measurements and recognition of changes in fair value depend on the instrument’s initial classification. Held-for-trading financial assets and liabilities are measured at fair value, and all gains and losses are included in net income (loss) in the period in which they arise. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using effective interest method.

After initial recognition, available-for-sale financial assets are reported at fair value, except investments in equity instruments that do not have quoted market prices in active markets. Such equity instruments are accounted for at cost.

Decrease in the fair value of available-for-sale financial assets below their cost bases that are considered to be other-than-temporary are recognized in the statements of operations. Unrealized gains or losses are reported as other comprehensive income or loss until realized or other than temporary decline in fair value has been determined to have occurred. Factors that contribute to an other than temporary decline or impairment include a significant or prolonged decline in fair value below its cost, and the existence of factors such as significant adverse changes in the market and economic environments in which the Company operates, which indicate the prospects for recovery in the fair value of the investment are compromised in the near term.

Transaction costs related to all financial assets and liabilities are recorded in the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income (loss).

The Company classifies its financial instruments as follows:

•	Held-for-trading: cash and cash equivalents, short term investments (including investments in warrants) and restricted cash

•	Loans and receivable: Amounts receivable and amounts due from related parties

•	Available-for-sale: equity investment in Luoyang Yongning Gold and Lead Smelting Co. Ltd. and marketable securities

•	Other financial liabilities: Accounts payable and accrued liabilities, deposits received, dividends payable, bank loan and notes payable and amount due to related parties.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(iv)    Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

(v)    Short term investments

Short term investments can consist of certificates of deposits and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and commercial paper with a remaining maturity of three months or more at date of purchase.

(vi)    Inventories

Inventories include metals contained in concentrates, direct smelting ores, stockpile ores and operating materials and supplies. The classification of metals inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metals. Mined material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value.

Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value. Direct smelting ores and stockpiled ores are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ores milled, freight charges to ship stockpile ores from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost, based on normal operation capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

(vii)    Plant and equipment

Plant and equipment are recorded at cost. Depreciation is calculated on a straight-line basis at rate sufficient to depreciate such costs, net of residual values, over the estimated productive lives of such assets or the useful life of the individual assets ranging from five to twenty years.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(viii)    Mineral rights and properties

Acquisition costs, direct exploration and development expenditures, including costs incurred during production to increase future output by providing access to additional sources of mineral resource, are capitalized where these costs relate to specific properties for which resources exist, and it is expected that the expenditure can be recovered by future exploitation or sale.

Upon commencement of commercial production, mineral properties and capitalized expenditures are amortized over the mine's estimated life using the units of production method calculated based on proven and probable reserves, if determined. If commercial production commences prior to the determination of proven and probable reserves, amortization is calculated based on measured and indicated resources.

(ix)    Impairment of long-lived assets

When events and changes in circumstances suggest impairment of long-lived assets, estimated undiscounted future net cash flows are calculated using estimated future metal prices, proven and probable reserves, value beyond proven and probable reserves, and estimated net proceeds from the disposition of assets on retirement less operating, capital expenditures and reclamation costs.

If projected undiscounted future cash flows are less than the carrying value, the estimated fair value is calculated using discounted future net cash flows and the asset is written down to fair value with an impairment charge to operations. Management assesses the asset for impairment by comparing its fair value, determined using best estimates based on the information available.

(x)    Asset retirement obligations

Asset retirement obligations ("ARO") represent the estimated discounted net present value of statutory, contractual or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites. ARO are added to the carrying value of mineral rights and properties as such obligations are incurred and amortized against income over the useful life of the related asset. ARO are determined in compliance with recognized standards for site closure and mine reclamation established by governmental regulation.

Over the life of the asset, imputed interest on the ARO liability is charged to operations as accretion of asset retirement obligations on the consolidated statements of operations using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO balance.

Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the obligation is adjusted accordingly and added to, or deducted from, the ARO. An upward revision in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(xi)    Revenue recognition

Revenue is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract, which is persuasive evidence that an arrangement exists. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets. Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotational period, typically ranging from ten to fifteen days prior to shipment.

(xii)    Stock-based compensation

The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted to employees, officers, and directors is measured at fair value at the date of the grant using the Black-Scholes pricing model and is expensed in the consolidated statements of operations over the vesting period of the options granted. The fair value of stock options granted to consultants is measured at the performance commitment date or the date that the service is delivered using the Black-Scholes pricing method. Forfeitures are accounted for as they occur.

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(xiii)    Income taxes

The Company uses the liability method to account for income taxes. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantively enacted rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not. The Company records a valuation allowance against a portion of those future income tax assets that management believes will, more likely than not, fail to be realized.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(xiv)    Non-controlling interests

Non-controlling interests exist in the less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

(xv)    Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year.

The diluted earnings (loss) per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period, but only if dilutive.

(xvi)    Investments in entities subject to significant influence

Investments in which the Company has a significant influence are accounted for by the equity method, whereby the Company records its proportionate share of the investee’s income or loss. At each balance sheet date, the Company assesses its investments in entities subject to significant influence for any impairment that is considered to be other than temporary, and records such impairment in the consolidated statements of operations for the year.

(xvii)    Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

(xviii)    Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(c)	Adoption of New Accounting Standards

(i)    Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27 “Revenues and Expenditures in the Pre-operating Period” (“EIC-27”) was withdrawn.

The standard is effective for the Company’s fiscal year beginning April 1, 2009. Adoption of this standard did not have a significant effect on the consolidated financial statements.

(ii)    Financial instrument – recognition and measurement

On June 17, 2009, the Accounting Standards Board of Canada (“AcSB”) released Embedded Derivatives on Reclassification of Financial Assets, amending Section 3855, Financial Instruments – Recognition and Measurement. The amendment indicates that contracts with embedded derivatives cannot be reclassified out of the held-for-trading category if the embedded derivative cannot be fair valued. The standard is effective for reclassifications made on or after July 1, 2009. The adoption of this standard did not have a significant effect on the consolidated financial statements.

(iii)    Financial instruments - disclosure

In June 2009, the AcSB amended Section 3862, Financial Instruments – Disclosures, to converge with Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments, including the fair value hierarchy into which the fair value measurements are categorized in their entirety. Disclosure must be made for any significant transfers between the Level of the fair value hierarchy and the reasons for those transfers. The Company adopted this amended standard on March 31, 2010 and the required disclosures are included in Note 19.

(d)	New Canadian Accounting Pronouncements

(i)    Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with early adoptions permitted. Accordingly, the Company plans to adopt IFRS for fiscal years beginning April 1, 2011. The Company’s first IFRS financial statements will be its interim financial statements for the first quarter of 2012 with an opening balance sheet date of April 1, 2011, which will require restatement of comparative information presented.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

(ii)    Business combinations and related sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. The new standard applies to fiscal years beginning on or after January 1, 2011 with early adoption permitted from the beginning of a fiscal year. The Company expects to adopt the new standard effectively April 1, 2010 and does not anticipate any material impact to its financial statements unless a business combination is entered into after the adoption date. The new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

(iii)    Multiple deliverable revenue arrangements

In December 2009, the EIC issued EIC Abstract 175, “Multiple Deliverable Revenue Arrangements”. This EIC addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how such a multiple deliverable revenue arrangement consideration should be measured and allocated to the separate units of accounting. This EIC should be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted. The Company did not early adopt this EIC and upon adoption does not expect it to have a material impact on the Company’s consolidated financial statements.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

3.	INVENTORIES

Inventories consist of the following:

	March 31, 2010	March 31, 2009
Direct smelting ore and stockpile ore	$585	$396
Concentrate inventory	855	154
Total stockpile	1,440	550
Materials and supplies	1,735	979
	$3,175	$1,529

No impairment charge to the inventory was incurred for the year ended March 31, 2010 while a total of $493 impairment charge to the zinc concentrates was recorded during the year ended March 31, 2009 (2008 - $nil).

The amounts of inventory recognized as expenses during the years ended March 31, 2010, 2009 and 2008 are equivalent to the sum of cost of sales and amortization and depletion in the respective years.

4.	RESTRICTED CASH

As at March 31, 2010, the Company had $78 restricted cash related to reclamation deposit (please also see note 10).

There was a restricted cash balance of $1,025 as at March 31, 2009, of which, $732 was pledged as collateral for a bankers acceptance issued by the Company to a mining contractor which matured on June 4, 2009 and $293 was term deposits restricted for future utility charges. The utility company changed its customer policies during the current year and no longer requires deposits for future utility charges.

5.	SHORT TERM INVESTMENTS

As at March 31, 2010, short term investments consisted of the following:

	Fair value	Rates	Maturity
Bank commercial paper	$ 5,017	0.49%	April 14, 2010
Bankers acceptance	5,814	2.63% - 2.65%	July 13 – July 22, 2010
GIC	19,756	0.55% - 1.17%	March 22 – 31, 2011
Term deposits	13,186	1.98%	June 22 – September 18, 2010
Warrants	268	N/A	N/A
	$ 44,041

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

As at March 31, 2009, short term investments consisted of the following:

	Fair value	Rates	Maturity
GIC	$ 23,962	1.80% - 3.12%	June 3, 2009 – March 26, 2010

The warrants are part of a private placement of a publicly traded company the Company participated in July 2009. At the time of transaction, the fair value of the warrants, totaling $261, was calculated using the Black-Scholes Pricing model with assumptions of the investee’s historical share prices, 111.8% volatility, 1.41% risk free interest rate, and zero dividend yields.

As at March 31, 2010, the fair value of warrants was revalued using the same model with updated assumptions. The total fair value of warrants was $268, and a gain of $7 was recognized for the year ended March 31, 2010 on the consolidated statements of operations.

6.	AMOUNTS RECEIVABLE, PREPAIDS AND DEPOSITS

Accounts receivable, prepaids and deposits consisted of the following:

	March 31, 2010	March 31, 2009
Amounts receivable	$443	$1,019
Interest receivable	67	145
Deposits to suppliers	1,065	1,268
Prepaid expenses and deposits	899	720
	$2,474	$3,152

As at March 31, 2010, amounts receivable consisted of trade receivable of $121 (as at March 31, 2009 - $42) and other receivable of $322 (as at March 31, 2009 - $977).

During the year ended March 31, 2010, the Company wrote off accounts receivable of $503 (year ended March 31, 2009 - $nil) and recorded as bad debt on the consolidated statements of operations. The receivable written off was related to the disposal of a mineral property in a prior year.

7.	LONG TERM PREPAIDS AND DEPOSITS

As of March 31, 2010, long term prepaids of $505 (March 31, 2009 - $1,058) represented prepayments for equipment and mine development.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

8.	LONG TERM INVESTMENTS

		March 31, 2010	March 31, 2009
Equity investments with significant influence
New Pacific Metals Inc.	(a)	$6,103	$5,285
Luoyang Yongning Gold and Lead Smelting Co. Ltd.	(b)	-	6,877

Equity investments: Available-for-sale
Luoyang Yongning Gold and Lead Smelting Co. Ltd.	(b)	6,886	-
Marketable securities	(c)	1,849	24
		$14,838	$12,186

(a)	New Pacific Metals Inc. (“NUX”)

New Pacific Metals Inc. is a Canadian public company listed on the TSX Venture Exchange with a trading symbol “NUX”. As at March 31, 2010, the Company owned 7,400,000 common shares (March 31, 2009 - 7,400,000 common shares) of NUX, representing an ownership interest of 23.4% (March 31, 2009 - 23.4%). NUX is a related party of the Company by way of common director and officers.

The Company accounts for its investment in NUX using the equity method, as the Company is able to exercise its significant influence over NUX. The summary of the investment in NUX and its market value as at respective balance sheet dates are as follows:

	Number of shares	Amount	Value of NUX's common shares per quoted market price
Balance, March 31, 2007	4,987,501	$6,280	$14,925
Shares released from escrow	2,412,499	$4,388	$4,388
Equity in loss of investee company		(250)
Impact of foreign currency translation		834
Balance, March 31, 2008	7,400,000	$11,252	$14,758
Equity in loss of investee company		(1,455)
Impairment charge		(2,707)
Impact of foreign currency translation		(1,805)
Balance, March 31, 2009	7,400,000	5,285	5,285
Equity in loss of investee company		(424)
Impact of foreign currency translation		1,242
Balance, March 31, 2010	7,400,000	$6,103	$5,028

(b)	Luoyang Yongning Gold and Lead Smelting Co. Ltd. (“Yongning”)

Yongning is a Chinese private company.

Henan Found entered into an agreement in April 2007, subsequently amended in September 2007, with two third party partners to custom build a 150,000 tonne per year lead-silver-gold smelter in Luoning County, Luoyang City, Henan Province, China. During fiscal year 2008, Yongning was incorporated, with a registered capital requirement of $21.4 million (RMB¥150 million) for this project. Henan Found earned its 30% equity interest in Yongning through contributing $6.6 million (RMB¥45 million). As at March 31, 2009 and 2008, the Company equity accounted for its investment in Yonning.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

During the fiscal year 2010, at a meeting of the shareholders of Yongning, it was resolved to increase the registered capital to $58.6 million (RMB¥400 million). Except for an additional $0.3 million (RMB¥2 million) paid to Yongning in fiscal 2009, Henan Found did not participate in any proportionate capital contribution, as such, Henan Found’s equity interest in Yongning was diluted to 11.75%. The shareholders of Yongning further resolved to change the composition of its Board of Directors, such that the representatives appointed by Henan Found were reduced from two directors to one. Management has determined that as a result of these changes, effective June 6, 2009, Henan Found no longer exercises significant influence over Yongning. Therefore, the investment was reclassified as an available-for-sale financial asset and accounted at cost.

(c)	Available-for-sale marketable securities

Available-for-sale marketable securities represented the Company’s equity investments in publicly traded companies, with no significant influence. The summary schedule of those market securities are as follows:

As at and for the period ended March 31, 2010:

	Fair value	Cost	Accumulated changes in market value
Marketable securities	$ 1,849	$ 1,603	$ 246

As at and for the period ended March 31, 2009:

	Fair value	Cost	Accumulated changes in market value
Marketable securities	$ 24	$ 217	$ (193)

As at and for the period ended March 31, 2008:

	Fair value	Cost	Accumulated changes in market value
Marketable securities	$ 204	$ 217	$ (13)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

9.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	March 31, 2010			March 31, 2009
	Cost	Accumulated Depreciation, Disposition and Impairment Charges	Net Book Value	Cost	Accumulated Depreciation, Disposition and Impairment Charges	Net Book Value
Building	$19,776	$(1,510)	$18,266	$13,912	$(835)	$13,077
Office equipment and furniture	1,421	(652)	769	1,203	(414)	789
Machinery	8,759	(1,525)	7,234	7,804	(760)	7,044
Motor vehicle	1,979	(843)	1,136	1,272	(444)	828
Land use right	949	(22)	927	822	(10)	812
Leasehold improvement	335	(112)	223	236	(39)	197
Construction in process	469	-	469	6,325	-	6,325
	$33,688	$(4,664)	$29,024	$31,574	$(2,502)	$29,072

During the year ended March 31, 2010, costs associated with a new mill were reclassified from construction in process to building and machinery as the project was completed and ready for productive use.

During the year ended March 31, 2010, building and machinery were disposed for proceeds of $140 (years ended March 31, 2009 and 2008 - $2 and $157, respectively). A loss of $1,569 (years ended March 31, 2009 and 2008 - $328 and $48, respectively) was incurred on these dispositions.

During the year ended March 31, 2010, impairment charge to the plant and equipment included in operating expenses was $nil (years ended March 31, 2009 and 2008 - $186 and $nil, respectively).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

10.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties are comprised of the following:

	Ying	HPG	NZ	Nabao	TLP	LM	GC & SMT	Silvertip	Total
Balance, March 31, 2007	$9,164	$5,633	$1,529	$-	$-	$-	$-	$-	$16,326
Acquisition	-	1,603	-	-	19,109	7,176	-	-	27,888
Capitalized expenditures	9,664	3,356	353	1,058	906	2,573	-	-	17,910
Depletion	(1,527)	(1,515)	-	-	-	-	-	-	(3,042)
Impact of foreign currency translation	1,002	656	165	-	-	-	-	-	1,823
Balance, March 31, 2008	$18,303	$9,733	$2,047	$1,058	$20,015	$9,749	$-	$-	$60,905
Acquisition	-	-	-	-	-	-	80,044	-	80,044
Capitalized expenditures	6,914	1,835	-	1,141	2,533	1,808	1,251	-	15,482
Disposal	-	-	(1,819)	-	-	-	-	-	(1,819)
Depletion	(2,336)	(1,352)	-	-	(311)	(1,247)	-	-	(5,246)
Impairment charge	-	(10,337)	-	(2,005)	(22,796)	(10,556)	-	-	(45,694)
Impact of foreign currency translation	576	121	(228)	(194)	559	246	(15,339)	-	(14,259)
Balance, March 31, 2009	23,457	-	-	-	-	-	65,956	-	89,413
Acquisition	-	-	-	-	-	-	-	15,217	15,217
Capitalized expenditures	6,687	1,195	-	-	4,466	1,200	1,093	-	14,641
Depletion	(2,508)	(45)	-	-	(33)	(23)	-	-	(2,609)
Impact of foreign currency translation	32	-	-	-	-	-	16,000	554	16,586
Balance, March 31, 2010	$27,668	$1,150	$-	$-	$4,433	$1,177	$83,049	$15,771	$133,248

Although the Company has taken steps to verify title to the mineral properties in which it, through its subsidiaries, has an interest, in accordance with industry standards for the stage of exploration of such properties, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

(a)	Ying Property

Ying property is held through the Company’s 77.5% interest subsidiary, Henan Found. Production at the Ying Mine commenced on April 1, 2006.

The land use right for Henan Found’s mine and mill has been purchased from the local owners, rezoning of these lands from agricultural to industrial use has been approved by Henan Provincial government. The application for transfer of the land title is currently in process.

(b)	HPG Property

HPG Property is held through the Company’s 70% interest subsidiary, Henan Huawei.

As a result of a review of all mining and exploration assets in light of the global economic downturn and the associated declines in the outlook for metal prices, a total of $10,337 impairment charges were recorded during the year ended March 31, 2009.

In May 2009, in response to the improving commodity price, operations at the HPG mine were partially resumed and have since been gradually ramping up. During the year ended March 31, 2010, a total of $1,195 development and exploration expenditures incurred at HPG were capitalized as mineral rights and properties.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(c)	NZ Property

During the fiscal year 2007, the Company, through its 77.5% owned subsidiary, Henan Found, acquired the NZ Gold-Silver property (the “NZ project”), for cash consideration of $1,099 (RMB¥8.5 million).

In March 2009, the Company disposed of the NZ project to a third party for a total consideration of $1.0 million and a loss of $0.8 million was recorded in fiscal 2009.

(d)	Nabao Project

In June 2007, the Company, through its wholly owned subsidiary, Fortress Mining Inc., entered into a collaborative development agreement with a Chinese party to form Qinghai Found Mining Company Ltd. ("Qinghai Found"), a joint venture, to explore and develop the Nabao silver-polymetallic Project (“Nabao Project”) in Qinghai Province, China. Under the development agreement, the Company received an 82% interest in Qinghai Found by investing approximately $4.0 million to fund exploration and development. The Chinese party retains an 18% interest in Qinghai Found in exchange for transferring the three Nabao permits to Qinghai Found.

During the year ended March 31, 2009, as a result of unfavorable exploration results, and diminishing prospect for the property due to its location at high elevation and declining metal prices, the Company wrote off the Nabao Project with a total of $2,005 impairment charge being recorded in the consolidated statements of operations. In May 2009, the Nabao Project was put into care and maintenances.

During the year ended March 31, 2010, the Company entered into an agreement to dispose of the Nabao Project, consisting of the exploration permits, for $732 (RMB¥5.0 million) to a third party, and a deposit of $146 (RMB¥1.0 million) was received as of March 31, 2010. Subsequent to March 31, 2010, two of three exploration permits were transferred pursuant to the agreement. The transfer of the exploration permit is in process.

(e)	LM Mine

LM Mine is held through the Company’s 70% interest subsidiary, Henan Huawei. During the fiscal year 2009, a total of $10,556 impairment charges were made to LM Mine as a result of a review of its mining and exploration results in light of the economic events and the associated declines in the outlook for metal prices.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

In May 2009, in response to the improving commodity price, operations at the LM mine were partially resumed and have since been gradually ramping up. A total of $1,200 development and exploration expenditures incurred at LM Mine were capitalized as mineral rights and properties for the year ended March 31, 2010.

(f)	TLP Mine

TLP Mine is held through the Company’s 77.5% interest subsidiary, Henan Found.

During the fiscal year 2009, a total of $22,796 impairment charges were made to TLP Mine as a result of a review of its mining and exploration results in light of the economic events and the associated declines in the outlook for metal prices.

In May 2009, in response to the improving commodity price, operations at the TLP Mine were partially resumed and have since been gradually ramping up. A total of $4,466 development and exploration expenditures incurred at TLP Mine were capitalized as mineral rights and properties for the year ended March 31, 2010.

(g)	GC & SMT Projects

Pursuant to a share purchase agreement dated April 24, 2008, on June 6, 2008, the Company acquired a 95% interest in the Gaocheng and Shimentou silver, lead and zinc exploration permits (the “GC & SMT projects”) as well as certain assets associated with these two projects, for $60.8 million (CAD$61.95 million) through the acquisition of an 100% interest of Yangtze Mining Ltd. (“Yangtze Mining”) from Yangtze Gold Ltd. (“Yangtze Gold”). Both Yangtze Mining and Yangtze Gold are private companies and are related parties of the Company through common directorship. The consideration included a cash payment of $24.3 million and the issuance of 4,532,543 common shares of the Company at a price of CAD$8.20 per share, which represented 60% of the purchase price, or $36.5 million, as agreed by both parties.

Prior to the acquisition, Yangtze Mining held 95% of the equity interest in Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), which owns 100% of the GC & SMT projects located in Guangdong Province, China. Other than the GC & SMT projects and associated assets, certain other net assets (“Remaining Assets”) still remained in Anhui Yangtze, including Tong Shan Pai Copper Mine (“TSP Mine”). An Indemnification Agreement dated June 6, 2008 was executed between the Company and Yangtze Gold to the effect that Yangtze Gold would use its best efforts to transfer the TSP Mine. Also, effective June 6, 2008, Yangtze Gold and Anhui Yangtze entered into a declaration of trust wherein Anhui Yangtze (the “Trustee”) holds in trust all of the Remaining Assets for the benefit of Yangtze Gold. Based on the Indemnification Agreement and the Declaration of Trust, the Company is indemnified against any obligations that would arise subsequent to June 6, 2008, relating to the Remaining Assets.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

In December 2008, a joint venture, Guangdong Found Mining Co. Ltd. (“Guangdong Found”), designated as the operating company of the GC & SMT projects, was established in Guangdong Province. Guangdong Found owns 100% of the mineral properties and associated assets of the GC & SMT projects. Total required registered capital of Guangdong Found is $22 million (RMB¥150 million).

Upon the acquisition of the GC & SMT projects, a total of $19.2 million in future income tax liabilities were recognized and included in mineral rights and properties by applying a 25% tax rate to the excess of book value over tax basis of the mineral interest acquired.

(h)	Silvertip Property

On February 26, 2010, the Company completed the acquisition of a 100% interest in the Silvertip silver-lead-zinc mineral property, located in northern British Columbia, Canada. The total consideration paid consisted of $7.4 million (CAD$ 7.5 million) cash and 1.2 million common shares of the Company. Shares paid as partial consideration were valued using the closing market price of $6.51 (CAD$6.87) per share, totaling $7.8 million (CAD$ 8.2 million). Total acquisition costs $15.2 (CAD$16.0 million) were capitalized as mineral rights and properties.

In connection of this acquisition, the Company paid $78 (CAD$79) reclamation deposits to British Columbia Ministry of Finance, which approximated its fair market value and included in restricted cash as at March 31, 2010.

11.	BANK LOAN AND NOTES PAYABLE

As at March 31, 2010, bank loan and notes payable balances consisted of the following:

	Amount	Maturity
Bank Loan	$ 1,465	June 16, 2010

As at March 31, 2009, bank loan and notes payable balances consisted of the following:

	Amount	Maturity
Notes payable	$ 658	June 30, 2009

On June 16, 2009, the Company, through its 70% owned subsidiary Henan Huawei, obtained an unsecured line of credit of $2.9 million (RMB¥20 million). The Company’s subsidiary, Henan Found and Henan Huawei’s non-controlling interest holder have guaranteed the debt.

As at March 31, 2010, $1.5 million (RMB¥10 million) was outstanding, with an annual interest rate of 5.84%, payable monthly.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

12.	ASSET RETIREMENT OBLIGATIONS

The following table presented the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

	Current portion	Long term portion	Total
Balance, March 31, 2007	$292	$670	$962
Obligation incurred	253	441	694
Obligation discharged	(516)	-	(516)
ARO revision	-	(94)	(94)
Accretion on ARO	11	51	62
ARO reclassification	(76)	76	-
Foreign exchange impact	36	82	118
Balance, March 31, 2008	-	1,226	1,226
Obligation incurred	-	729	729
ARO revision	-	(139)	(139)
Accretion on ARO	-	123	123
Foreign exchange impact	-	90	90
Balance, March 31, 2009	-	2,029	2,029
ARO revision	292	200	492
Accretion on ARO	-	125	125
Foreign exchange impact	-	3	3
Balance, March 31, 2010	$292	$2,357	$2,649

During the year ended March 31, 2010, the Company revisited the reclamation costs for the existing mines and the timing to settle the reclamation liabilities as a result of new environmental regulations in China and the extension of mine lives due to the revised mining plan and the updated reserves and resources at the existing mines. The remaining mine lives are ranging from 9 to 11 years (March 31, 2009 - 6 to 10 years), and the cash outflow is expected to occur each year until the reclamation work is completed instead of at the end of mine lives as estimated in previous years.

Although the ultimate reclamation costs to be incurred for the existing mines are uncertain, the Company has increased the estimated, undiscounted future value of these costs to be $3.92 million as at March 31, 2010 (March 31, 2009 - $3.11 million).

As at March 31, 2010, the aggregate accrued obligation, representing the fair value of the future reclamation costs was $2,649 (March 31, 2009 - $2,029), estimated using a credit-adjusted risk-free discount rate of 5.94% (March 31, 2009 - 6%), of which a total of $292 asset retirement obligation was reclassified as current liabilities (March 31, 2009 - $nil).

The Company did not incur reclamation related expenditures during the years ended March 31, 2010, 2009 and 2008.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

13.	NON CONTROLLING INTERESTS

The continuity of non controlling interests is summarized as follows:

	Henan Found	Henan Huawei	Guangdong Found	Total
Balance, March 31, 2007	$6,898	$50	$-	$6,948
Ownership transferred	-	(186)	-	(186)
Operation sharing for the year	16,810	2,387	-	19,197
Dividend declared	(15,489)	-	-	(15,489)
Foreign exchange impact	779	16	-	795
Balance, March 31, 2008	8,998	2,267	-	11,265
Addition upon acquisition	-	-	172	172
Operation sharing for the year	3,975	(2,432)	(12)	1,531
Dividend declared	(7,145)	-	-	(7,145)
Non-controlling interest shareholder’s
contribution	-	-	219	219
Foreign exchange impact	1,397	165	6	1,568
Balance, March 31, 2009	7,225	-	385	7,610
Operation sharing for the year	13,189	-	149	13,338
Foreign exchange impact	128	-	662	790
Balance, March 31, 2010	$20,542	$-	$1,196	$21,738

As at March 31, 2010, non-controlling interests in Henan Found, Henan Huawei and Guangdong Found were 22.5%, 30% and 5%, respectively.

In June 2007, Henan Found declared dividends of $14,983 (RMB¥111 million) to its shareholders. The Company’s wholly owned subsidiary, Victor Mining Ltd., received its share (77.5%) of the dividend payment of $11,612 (RMB¥86 million), and a total of $3,371 (RMB¥25 million) was paid to the non-controlling interests.

In February 2008, Henan Found’s Board of Directors declared a dividend of $50,617 (RMB¥400 million) to its shareholders. Dividend payments were made during the year ended March 31, 2009. Victor Mining Ltd. received $38,499 (RMB¥310 million), and an amount of $12,118 (RMB¥90 million) was paid to the non-controlling subsidiary shareholder.

In February 2009, Henan Found’s Board of Directors declared a dividend of $31,594 (RMB¥218 million) to its shareholders. Dividend payments were made during the year ended March 31, 2010. Victor Mining Ltd. received $24,449 (RMB¥169 million), and an amount of $7,145 (RMB¥49 million) was paid to the non-controlling subsidiary shareholder.

14.	RESERVES

Pursuant to Chinese company law applicable to foreign investment enterprises, the Company’s Chinese subsidiaries are required to maintain dedicated reserves and an Employee Welfare Fund. The amounts are appropriated at a percentage, at the discretion of the Board of Directors of each Chinese subsidiary, of their respective after tax net income each year.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

Dedicated reserves include an Enterprise Reserve Fund and an Enterprise Expansion Fund, which are recorded as a component of shareholders’ equity, and they are not available for distribution to shareholders other than upon liquidation.

Employee Welfare Fund shall be utilized for collective employee benefits. The amount was charged against income and the related provision was reflected as accrued liabilities in the consolidated balance sheets.

Up to March 31, 2010, only Henan Found has appropriated the dedicated reserves and Employee Welfare Fund. The dedicated reserves and Employee Welfare Fund appropriated by Henan Found for the years ended March 31, 2009 and 2008 are summarized in the table below. No dedicated reserves or Employee Welfare Fund was appropriated for the year ended March 31, 2010 since the balance has reached the maximum required amount.

	Enterprise Reserve	Enterprise Expansion	Total dedicated reserves	Employee Welfare Fund
March 31, 2007	$-	$-	$-	$-
Addition	415	1,663	2,078	17
March 31, 2008	415	1,663	2,078	17
Addition	1,796	28,019	29,815	100
March 31, 2009 and 2010	$2,211	$29,682	$31,893	$117

15.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value.

(b)	Normal Course Issuer Bid

On June 13, 2006, the Board of Directors approved a Normal Course Issuer Bid (“NCIB”) to acquire up to 3,000,000 of its common shares, over a one year period. Purchases were made at the discretion of the Directors at prevailing market prices, through the facilities of the TSX Exchange. As of March 31, 2007, a total of 1,261,500 of its common shares were acquired and cancelled under this NCIB at a cost of $4,890 (CAD$5,499). This NCIB expired on June 12, 2007.

On March 20, 2008, the Company announced a NCIB to acquire up to 2,988,029 of its common shares. On October 20, 2008, the Company increased the maximum number of shares that may be acquired under this NCIB from 2,988,029 to 10,601,212 shares. A total of 2,366,500 of its common shares were acquired and cancelled under this NCIB at a cost of $9,474(CAD$9,947). This NCIB expired on March 27, 2009.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(c)	Equity Financing

On March 11, 2009, the Company completed a short form prospectus financing which raised net proceeds of $22,655 (CAD$29,235) through the sale of 10 million common shares, at a price of CAD$3.10 per share.

(d)	Stock Options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

	Number of shares	Weighted average exercise price per share CAD$
Balance, March 31, 2007	6,169,908	$ 1.19
Options granted	1,081,200	7.11
Option exercised	(3,448,896)	0.73
Options forfeited	(567,527)	2.60
Balance, March 31, 2008	3,234,685	3.42
Options granted	745,000	5.46
Options exercised	(4,482)	4.81
Options expired	(31,875)	0.75
Options forfeited	(418,625)	5.31
Balance, March 31, 2009	3,524,703	3.65
Options granted	1,546,500	3.95
Options exercised	(1,643,416)	0.83
Options forfeited	(223,104)	5.97
Balance, March 31, 2010	3,204,683	$ 5.08

During the year ended March 31, 2010, a total of 1,546,500 options with a life of five years were granted to directors, officers, and employees at exercise prices of CAD$2.65 -CAD$7.00 per share subject to a vesting schedule over three-year term with 8.333% options vesting every three months.

The following is the summary of assumptions used to estimate the fair value of each option granted using the Black-Scholes option pricing model.

	Year ended March 31,
	2010	2009	2008
Risk free interest rate	1.18% to 2.75%	0.95% to 2.95%	2.58% to 4.31%
Expected life of option in years	0.4 to 5 years	2 to 5 years	2 to 5 years
Expected volatility	69% to 90%	55% to 90%	52% to 117%
Expected dividend yield	1% to 3%	1% to 3%	1%

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

The expected volatility assumptions are based on the historical and implied volatility of the Company’s common shares price on the TSX. The risk-free interest rate assumptions are based on yield cures on Canadian government benchmark bonds with a term equal to the stock options’ expected life. Forfeitures are accounted for as they occur. The fair value of the stock option is expensed proportionately over the periods in which the stock options vest. Options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair value.

The weighted average grant date fair value of options granted during the year ended March 31, 2010 was CAD$1.94 (years ended March 31, 2009 and 2008 - CAD$3.05 and CAD$3.53, respectively). For the year ended March 31, 2010, a total of $1,914 (year ended March 31, 2009 and 2008 - $2,103 and $2,473, respectively) in stock-based compensation expenses was recorded and included in the general and administrative expenses on the consolidated statements of operations.

The following table summarizes information about stock options outstanding at March 31, 2010:

Exercise price in CAD$	Number of options outstanding at March 31, 2010	Weighted average remaining contractual life (YRS)	Weighted average exercise price in CAD$	Number of options exercisable at March 31, 2010	Weighted average exercise price in CAD$
$ 5.99	10,000	0.25	$ 5.99	10,000	$ 5.99
4.32	305,999	1.31	4.32	305,999	4.32
6.74	615,900	2.03	6.74	513,250	6.74
6.95	90,000	2.51	6.95	75,000	6.95
9.05	101,700	2.80	9.05	67,801	9.05
7.54	50,000	3.12	7.54	29,167	7.54
5.99	421,000	3.25	5.99	206,000	5.99
3.05	135,000	3.50	3.05	53,333	3.05
2.65	1,009,584	4.05	2.65	225,084	2.65
7.00	465,500	4.77	7.00	-	-
2.65-9.05	3,204,683	3.27	5.08	1,485,634	5.51

Subsequent to March 31, 2010, a total of 262,000 options with an exercise price of CAD$7.40 were granted to directors, officers and employees.

(e)	Cash Dividends Declared and Distributed

During the year ended March 31, 2010, quarterly cash dividends of CAD$0.02 (year ended March 31, 2009, $0.02) per share, totaling $12,136 (year ended March 31, 2009, $8,030) were declared, of which, $9,062 was paid during the year and $3,074 was paid in April 2010.

Subsequent to March 31, 2010, a quarterly cash dividend of CAD$0.02 per share, totaling $3.3 million (CAD$3.3 million) was declared and is expected to be paid in July 2010.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(f)	Stock split

On September 28, 2007, shareholders approved a three-for-one stock split for the Company’s common shares. The record date for the stock split was set at the close of business on October 31, 2007.

All share and per share information included in the consolidated financial statements and accompanying notes are presented on a post-split basis for all periods presented.

(g)	Earnings per share (basic and diluted)

	For the years ended March 31,
	2010			2009			2008
	Income (Numerator)	Shares (Denominator) In '000	Per-Share Amount	Loss (Numerator)	Shares (Denominator) In '000	Per-Share Amount	Income (Numerator)	Shares (Denominator) In '000	Per-Share Amount
Net Income (loss)	$38,547			$(15,997)			$59,937

Basic EPS	38,547	162,288	$0.24	$(15,997)	152,350	$(0.11)	59,937	147,660	$0.41
Effect of Dilutive Securities:
Stock Options	-	1,283		-	-		-	3,294
Warrants	-	-		-	-		-	-
Diluted EPS	$38,547	163,571	$0.24	$(15,997)	152,350	$0.11	$59,937	150,954	$0.40

Potentially dilutive securities excluded in the diluted EPS calculation for the years ended March 31, 2010, 2009 and 2008 were anti-dilutive options and warrants of 151,700, 3,524,703 and 3,895,369 for the years ended March 31, 2010, 2009 and 2008, respectively.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

16.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Amount due from related parties	March 31, 2010	March 31, 2009
New Pacific Metals Corp. (a)	$138	$30

Amount due to related parties	March 31, 2010	March 31, 2009
Henan Non-ferrous Geology Bureau (b)	$-	$7,187
Quanfa Exploration Consulting Services Ltd. (d)	-	117
R. Feng Consulting Ltd. (g )	-	49
	$-	$7,353

	Years ended March 31,
Transactions with related parties	2010	2009	2008
New Pacific Metals Corp. (a)	$221	$2,080	$302
Henan Non-ferrous Geology Bureau (b)	7,187	19,263	12,118
Qinghai Non-ferrous Geology Bureau (c)	-	17	17
Quanfa Exploration Consulting Services Ltd. (d)	161	66	66
Gao Consulting Ltd.(e)	-	114	202
McBrighton Consulting Ltd.(f)	198	108	-
R. Feng Consulting Ltd. (g)	320	334	271
Directors (h)	133	99	94
	$8,220	$22,300	$13,070

(a)

New Pacific Metals Corp. is a publicly traded company with director and officers in common with the Company. Further to a services and administrative costs reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2010, the Company recovered $221 (years ended March 31, 2009 and 2008 - $209 and $302, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2010, Henan Found paid $7.2 million (years ended March 31, 2009 and 2008 - $19.3 and $12.1million, respectively) dividends to Henan Geology Bureau.

(c)

Qinghai Non-ferrous Geology Bureau is an 18% equity interest holder of Qinghai Found. During the year ended March 31, 2009, Qinghai Non-ferrous Geology Bureau repaid $17 previously owed to the Company. No transactions occurred between the two parties during the year ended March 31, 2010.

(d)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the year ended March 31, 2010, the Company paid $161 (years ended March 31, 2009 and 2008 - $66 and $66, respectively) to Quanfa for its consulting services provided.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(e)

During the year ended March 31, 2010, the Company paid $nil (years ended March 31, 2009 and 2008 - $114 and $202, respectively) to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(f)

During year ended March 31, 2010, the Company paid $198 (years ended March 31, 2009 and 2008 - $108 and $nil, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(g)

During the year ended March 31, 2010, the Company paid $320 (years ended March 31, 2009 and 2008 - $334 and $271, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(h)	During the year ended March 31, 2010, the Company incurred director fees of $133 (years ended March 31, 2009 and 2008 - $99 and $94, respectively) payable to four independent directors of the Company.

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

17.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

18.	INCOME TAXES

(a)	Income tax expense

The Company’s Chinese subsidiaries are subject to income taxes on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant tax laws applicable to foreign Investment enterprises (“FIEs”). On January 1, 2008, “The Law of the People’s Republic of China on Enterprise Income Tax” (the “New Law”) became effective. Under the New Law, both domestic companies and FIEs are subject to a unified tax rate of 25%. The New Law eliminated the previous preferential tax treatment that is available to FIEs, but provided grandfathering of preferential tax treatments already in place as at January 1, 2008.

A summary of tax rate applicable to the Company’s Chinese subsidiaries’ calendar years are as follows:

	Exempted from income tax	Tax rate: 12.5%	Tax rate: 25%
Henan Found	2006 – 2007	2008 – 2010	After 2010
Henan Huawei	2007 – 2008	2009 – 2011	After 2011
Guangdong Found	None	None	All
Qinghai Found	None	None	All

The provision for income taxes differs from the amount computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income tax provision due to the following:

Express in Cdn. $	2010	2009	2008
Income (loss) before non-controlling interest	$60,445	$(15,403)	$79,685
Canadian combined federal and provincial income tax rate	29.63%	30.75%	33.47%
Expected income tax recovery (expense)	(17,907)	4,737	(26,667)
Difference in foreign tax rates	11,955	1,015	25,675
Taxes recovery from prior year tax provision	-	-	1,426
Withholding taxes	-	(1,585)	-
Non-deductible or taxable items	(1,301)	(3,159)	(927)
Change in valuation allowance	(2,211)	(4,481)	554
Impact of tax rate change	(41)	3,037	(554)
Impact of foreign exchange translation	935	1,339	-
Others	10	34	(58)
	$(8,560)	$937	$(551)

(b)	Future income tax

The tax effect of each type of item that gives rise to the Company’s future income tax assets and liabilities have been determined and are set out in the table below. The Company has recorded a valuation allowance against the value of certain potential tax assets for which the likelihood of realization is not more likely than not.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

	2010	2009	2008
Non-capital loss carry forward	$5,032	$2,841	$1,287
Capital loss carry forward	813	699	7
Excess tax value of assets over book value	4,738	3,664	1,132
Share issued costs	459	604	663
Asset retirement obligation and others	630	424	211
	$11,672	$8,232	$3,300
Valuation allowance	(10,357)	(5,927)	(3,300)

Future income tax assets - current	112	143	-
Future income tax assets - non current	1,203	2,162	-
Total future income tax assets	$1,315	$2,305	$-

Excess of accounting base over tax base relating to mineral rights and properties	19,475	19,678	(6,346)
Future income taxes liabilities	$19,475	$19,678	$(6,346)

As at March 31, 2010, the Company has non-capital losses available for tax purpose:

	Amount	Expiry
China	$ 1.2 million	2012 to 2014
Canada	$ 18.7 million	2012 to 2030

19.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

Fair value is the amount of the consideration that would be agreed upon an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

The fair value hierarchy established by amended CICA Handbook Section 3862 – Financial Instruments – Disclosures establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3 – Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at March 31, 2010, those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement.

	Total	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents (ii)	$50,618	$50,618	$-	$-
Short-term investments: warrants (iii)	$268	$-	$268	$-
Short-term investments: other than warrants (i)	$43,773	$43,773	$-	$-
Receivable and deposits (i)	$1,575	$-	$1,575	$-
Amounts due from related parties (i)	$138	$138	$-	$-
Available-for-sales marketable securities (ii)	$1,849	$1,849	$-	$-

Financial liabilities
Accounts payable and accrued liabilities (i)	$7,504	$7,504	$-	$-
Deposits received (i)	$6,737	$6,737	$-	$-
Dividends payable (i)	$3,238	$-	$3,238	$-
Bank loan and notes payable (i)	$1,465	$-	$1,465	$-

(i)	Fair value approximates the carrying value due to the short-term nature.
(ii)	Recorded at fair value using quoted market prices.
(iii)	Recorded at fair value using valuation technique (please also see Note 5)

(b)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalents and short term investment, as well as using its line of credit as required.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2010	March 31, 2009
	Within a year
Accounts payable and accrued liabilities	$7,504	$8,533
Deposits received	6,737	1,290
Dividends payable	3,238	2,564
Amounts due to related parties	-	7,353
Bank loan and notes payable	1,465	658
	$18,944	$20,398

(c)	Foreign exchange risk

The Company undertakes transactions in various foreign currencies, and reports its results of its operations in US Dollars while the Canadian dollar is considered as its functional currency, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB¥, which was tied to the US Dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB¥ is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	March 31, 2010	March 31, 2009
Canadian dollars	$27,125	$43,111
United States dollars	29,808	9,498
Chinese renminbi	48,173	15,600
Hong Kong dollars	1	2
Total financial assets	$105,107	$68,211

Canadian dollars	$3,799	$3,092
United States dollars	5	14
Chinese renminbi	15,140	17,292
Total financial liabilities	$18,944	$20,398

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

As at March 31, 2010, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB¥ against the Canadian dollar would have increased (decreased) net loss by approximately $0.1 million and increased (decreased) other comprehensive income (loss) by $0.3 million.

As at March 31, 2010, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have decreased (increased) net income by approximately $0.3 million and would have increased (decreased) other comprehensive income by approximately $0.9 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity or at variable interest rates. The Company also drew on the line of credit bearing an annual interest rate of 5.84%. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2010.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, cash and cash equivalents and short- term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivables from customers primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historical level of customer defaults is zero and aging of accounts receivable are less than 30 days, and, as a result, the credit risk associated with accounts receivable from customers at March 31, 2010 is considered to be immaterial.

Occasionally, the Company disposes of exploration permits of abandoned projects. The Company undertakes credit evaluations at each time of disposition. As at March 31, 2010, $nil (March 31, 2009 - $790) represented such receivables.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s portfolio at March 31, 2010, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency risk, would have resulted in an increase (decrease) to net income of approximately $0.2 million.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

20.	SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration, development, and operation of mineral properties. Based on the internal reporting structure and the nature of the Company’s activities, significant individual project is identified for segment reporting purpose. Corporate Head Office provides support to the mining and exploration activities with respect to financial and technical supports and its information are included in the Canada category. Assets, incidental income and expenses in holding companies are presented in other regions. This structure reflects how the Company manages its business and how it classifies its operations for planning and measuring performances.

(a)	Geographic information for certain long-term assets are as follows:

March 31, 2010
	Canada		China						Other regions
Balance sheet items:	Silvertip	Other	Ying	HPG	TLP	LM	GC & SMT	Other		Total

Mineral rights and properties	$15,771	$-	$27,668	$1,150	$4,433	$1,177	$83,049	$-	$-	$133,248
Plant and equipment	-	485	23,871	1,090	1,210	370	105	1,893	-	29,024
Long term investments	-	6,339	6,886	-	-	-	-	-	1,613	14,838

March 31, 2009
	Canada		China						Other regions
Balance sheet items:	Silvertip	Other	Ying	HPG	TLP	LM	GC & SMT	Other		Total

Mineral rights and properties	$-	$-	$23,457	$-	$-	$-	$65,956	$-	$-	$89,413
Plant and equipment	-	414	21,404	1,132	3,863	273	320	1,666	-	29,072
Long term investments	-	5,308	6,878	-	-	-	-	-	-	12,186

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(b)	Geographic information for operating results is as follows:

Year ended March 31, 2010
	Canada		China						Other regions
	Silvertip	Other	Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$-	$94,591	$5,862	$3,672	$3,039	$-	$-	$-	$107,164
Cost of sales	-	-	(18,337)	(2,057)	(1,944)	(1,658)	-	-	-	(23,996)
Amortization and depletion	-	-	(3,629)	(107)	(130)	(38)	-	-	-	(3,904)
Gross Profit	-	-	72,625	3,698	1,598	1,343	-	-	-	79,264

Expenses (including foreign exchange)	-	(10,792)	(5,431)	(1,101)	(1,169)	(560)	3,194	(793)	(716)	(17,368)

Interest & other income	-	618	518	96	-	(68)	32	1	8	1,205
Impairment charges	-	(180)	-	-	-	-	-	-	(518)	(698)
Loss and other expenses	-	(424)	(1,326)	(22)	-	15	(235)	(2)	36	(1,958)
Non controlling interest	-	-	(13,105)	-	(85)	-	(148)	-	-	(13,338)
Income tax expenses	-	-	(8,507)	-	(53)	-	-	-	-	(8,560)
Net income (loss)	$-	$(10,778)	$44,774	$2,671	$291	$730	$2,843	$(794)	$(1,190)	$38,547

Year ended March 31, 2009
	Canada		China						Other regions
	Silvertip	Other	Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$-	$67,504	$7,249	$4,780	$3,990	$-	$-	$-	$83,523
Cost of sales	-	-	(19,891)	(3,670)	(3,303)	(2,458)	-	-	-	(29,322)
Amortization and depletion	-	-	(3,434)	(1,601)	(977)	(353)	-	-	-	(6,365)
Gross Profit	-	-	44,179	1,978	500	1,179	-	-	-	47,836

Expenses (including foreign exchange)	-	(7,748)	(3,692)	(912)	(481)	(976)	(4,928)	(507)	7,494	(11,750)

Interest & other income	-	516	615	572	107	2	14	(172)	166	1,820
Impairment charges	-	(2,707)	-	(10,544)	(23,053) (10,583)		-	(3,820)	-	(50,707)
Loss and other expenses	-	(1,455)	(1,129)	-	-	-	-	(18)	-	(2,602)
Non controlling interest	-	-	(8,436)	2,432	4,460	-	13	-	-	(1,531)
Income tax expenses	-	-	(3,823)	813	3,104	2,428	-	-	(1,585)	937
Net income (loss)	$-	$(11,394)	$27,714	$(5,661)	$(15,363)	$(7,950)	$(4,901)	$(4,517)	$6,075	$(15,997)

Year ended March 31, 2008
	Canada		China						Other regions
	Silvertip	Other	Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$-	$96,329	$12,034	$-	$-	$-	$-	$-	$108,363
Cost of sales	-	-	(17,389)	(2,725)	-	-	-	-	-	(20,114)
Amortization and depletion	-	-	(1,703)	(1,505)	-	-	-	-	-	(3,208)
Gross Profit	-	-	77,237	7,804	-	-	-	-	-	85,041

Expenses (including foreign exchange)	-	(10,892)	(452)	(645)	-	-	-	(285)	(406)	(12,680)

Interest & other income	-	6,166	900	11	-	-	-	534	11	7,622
Loss and other expenses	-	-	-	-	-	-	-		(298)	(298)
Non controlling interest	-	-	(16,810)	(2,387)	-	-	-			(19,197)
Income tax expenses	-	-	(508)	(43)	-	-	-			(551)
Net income (loss)	$-	$(4,726)	$60,367	$4,740	$-	$-	$-	$249	$(693)	$59,937

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(c)	Sales by metal

The sales generated for the years ended March 31, 2010, 2009, and 2008 comprised of:

	Years ended March 31,
	2010	2009		2008
Silver (Ag)	$54,405	$42,583		$44,678
Gold (Au)	1,122	1,154		1,190
Lead (Pb)	43,205	34,424		48,433
Zinc (Zn)	8,432	5,362		14,062
	$107,164	$83,523	s$	108,363

(d)	Major customers

During the year ended March 31, 2010, four major customers (years ended March 31, 2009 and 2008, three and four, respectively) accounted for 9% to 30% each (years ended March 31, 2009 and 2008, 11% - 50% and 8% - 32%, respectively) and collectively 70% (years ended March 31, 2009 and 2008, 82% and 76%, respectively) of the total sales of the Company.

21.	COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

The Company entered into office rental agreements (the “Rental Agreements”), with total rental expense of $1,355 over the next four years as follows:

	2011	2012	2013	2014	Total
Rental expense	$349	$380	$361	$265	$1,355

In connection with one of these Rental Agreements, the Company signed a sublease agreement commencing April 15, 2009 and expiring September 29, 2013, with annual rental income of $62.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

22.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital	2010	2009	2008
Accounts receivable, prepaids and deposits	$288	$2,513	$(3,627)
Inventory	(1,610)	496	(342)
Restricted cash	732	(1,020)	-
Accounts payable and accrued liabilities	1,446	(734)	3,413
Asset retirement obligations discharged upon payments	-	-	(514)
Income tax payable	(1,379)	2,300	(950)
Deposits received	5,444	(1,272)	955
	$4,921	$2,283	$(1,065)

Supplemental information:
Income tax paid	$9,127	$4,796	$1,274
Interest paid	$119	$30	$87

Non-cash investing activities:
Common shares issued for mineral rights and properties	$7,832	$36,484	$-
Common shares of New Pacific Metals Corp. received as partial consideration for the Option Agreement related to Kang Dian Project	$-	$-	$4,388
Construction in process transferred to mineral rights and properties	$-	$-	$1,314

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the following tables.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

	March 31, 2010		March 31, 2009
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
ASSETS

Current Assets
Cash and cash equivalents	$50,618	$50,618	$41,470	$41,470
Short term investments (d)	44,041	44,041	23,962	23,962
Restricted cash	-	-	732	732
Accounts receivable, prepaids and deposits	2,474	2,474	3,152	3,152
Inventories	3,175	3,175	1,529	1,529
Current portion of future income tax assets	112	112	143	143
Amounts due from related parties	138	138	30	30
	100,558	100,558	71,018	71,018

Long term prepaids and deposits	505	505	1,058	1,058
Reclamation deposits	78	78	-	-
Long term investments (d)(e)	14,838	14,589	12,186	12,063
Restricted cash	-	-	293	293
Plant and equipment	29,024	29,024	29,072	29,072
Mineral rights and properties (b)(c)(e)(f)	133,248	120,441	89,413	81,587
Future income tax assets (h)	1,203	3,503	2,162	3,597
	$279,454	$268,698	$205,202	$198,688

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities (m)	$7,504	$7,504	$8,533	$8,533
Deposits received	6,737	6,737	1,290	1,290
Bank loan and notes payable	1,465	1,465	658	658
Current portion of asset retirement obligations	292	292	-	-
Dividends payable	3,238	3,238	2,564	2,564
Income tax payable	1,658	1,658	3,041	3,041
Amounts due to related parties	-	-	7,353	7,353
	20,894	20,894	23,439	23,439

Future income tax liabilities (h)	19,475	18,868	19,678	19,344
Asset retirement obligations	2,357	2,357	2,029	2,029
	42,726	42,119	45,146	44,812

Non-controlling interests ((a)iii) (i)	21,738	-	7,610	-
Equity	214,990	226,579	152,446	153,876
	$279,454	$268,698	$205,202	$198,688

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

Consolidated summarized statements of operations	2010	2009	2008
Net Income (loss) under Canadian GAAP	$38,547	$(15,997)	$59,937
Expense exploration and development expenditures (b)	(5,793)	(9,451)	(7,400)
Adjustments to depletion of mineral rights and properties (c)	698	964	439
Adjustment to future income tax (h)	1,137	686	1,108
Increase equity investment loss (d)	(126)	(491)	(513)
Adjustment to impairment charges (e)	-	8,233	-
Adjustment to loss on disposal of mineral rights and properties (f)	-	353	-
Adjustment to foreign exchange (g)	39	(270)	-
Mark to market adjustment to short term investment (d)	-	(101)	(404)
Adjustment to stock based compensation (k)	130	(6)	197
Adjustment to non controlling interest ((a)iii) (i)	13,338	1,531	19,197
Net income (loss) under US GAAP	$47,970	$(14,549)	$72,561

Net income (loss) attributable to
Parent	$35,402	$(15,322)	$54,560
Non-controlling interest ((a)iii) (i)	12,568	773	18,001
	$47,970	$(14,549)	$72,561
Other comprehensive income(loss) under Canadian GAAP	$25,077	$(24,289)	$13,642
Unrealized foreign exchange gain on translation	81	344	28
Other comprehensive income(loss) under US GAAP	$73,128	$(38,494)	$86,231

Other comprehensive income (loss) attributable to
Parent	$60,520	$(39,267)	$68,230
Non-controlling interest ((a)iii) (i)	12,608	773	18,001
	$73,128	$(38,494)	$86,231
Basic earnings (loss) per share	$0.22	$(0.10)	$0.37
Diluted earnings (loss) per share	$0.22	$(0.10)	$0.36

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

Consolidated Statements of Operations (Under US GAAP)	2010	2009	2008

Sales	$107,164	$83,523	$108,363

Cost of sales	23,996	29,322	20,114
Amortization and depletion	3,206	5,401	2,769
	27,202	34,723	22,883

Gross profit	79,962	48,800	85,480

Expenses
Accretion of asset retirement obligations	125	123	62
Amortization	932	817	517
Foreign exchange loss (gain)	(471)	(2,602)	612
General exploration and property investigation expenses	10,702	11,776	9,217
Impairment charges and bad debt	698	42,474	-
Investor relations	438	550	284
General and administrative	9,361	9,318	6,990
Professional fees	1,783	1,488	2,134
	23,568	63,944	19,816
	56,394	(15,144)	65,664
Other income and expenses
Equity loss on investment in NUX	(550)	(1,946)	(763)
Gain (loss) on disposal of mineral rights and properties	-	(466)	563
Loss on disposal of plant and equipment	(1,569)	(328)	(48)
Interest expenses	(122)	(7)	(67)
Gain (loss) on held-for-trading securities	35	(101)	(404)
Interest income	868	1,342	2,585
Other income	337	478	4,474
	(1,001)	(1,028)	6,340

Income (loss) before income taxes	55,393	(16,172)	72,004

Income tax expense (recovery)
Current	7,796	6,988	441
Future	(373)	(8,611)	(998)
	7,423	(1,623)	(557)
Net income (loss)	$47,970	$(14,549)	$72,561

Net income (loss) attributable to
Parent	$35,402	$(15,322)	$54,560
Non-controlling interest	12,568	773	18,001
	$47,970	$(14,549)	$72,561

Basic earnings (loss) per share	$0.22	$(0.10)	$0.37
Diluted earnings (loss) per share	$0.22	$(0.10)	$0.36
Weighted Average Number of Shares Outstanding - Basic	162,287,528	152,350,041	147,660,730
Weighted Average Number of Shares Outstanding - Diluted	163,571,019	152,350,041	150,954,072

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

	March 31, 2010
						Accumulated
		Additional				other	Retained	Non	Total
		paid in	Contributed			comprehensive	earnings	controlling	shareholders'
Consolidated Statement of Equity	Share capital	capital	surplus		Reserves	income (loss)	(deficit)	interest	equity
Reported under Canadian GAAP	$145,722	$-	$4,702		$31,893	$14,910	$17,763	$-	$214,990
Expense exploration and development expenditures (b)	-	-	-		-	-	(23,093)	-	(23,093)
Adjustments to depletion of mineral rights and properties (c)	-	-	-		-	-	2,700	-	2,700
Adjustment to future income tax (h)	-	-	-		-	-	2,907	-	2,907
Increase equity investment loss (d)	-	-	-		-	-	(1,160)	-	(1,160)
Adjustment to impairment charges (e)	-	-	-		-	-	8,233	-	8,233
Adjustment to loss on disposal of mineral rights and properties (f)	-	-	-		-	-	353	-	353
Adjustment to foreign exchange (g)	-	-	-		-	-	(231)	-	(231)
Share purchase warrants (j)	(5,114)	7,485	-		-	-	(2,371)	-	-
Mark to market adjustment to short term investment (d)	-	-	-		-	-	(314)	-	(314)
Adjustment to stock based compensation (k)	-	-	(393)		-	-	393	-	-
Adjustment to non-controlling interest ((a)(iii))(i)	-	-	-		-	40	2,689	18,972	21,701
Adjustment to accumulative other comprehensive income ((a)(iii))(g)	-	-	-		-	493	-	-	493
Reported under US GAAP	$140,608	$7,485	$4,309		$31,893	$15,443	$7,869	$18,972	$226,579

	March 31, 2009
						Accumulated
		Additional				other	Retained	Non	Total
		paid in	Contributed			comprehensive	earnings	controlling	shareholders'
Consolidated Statement of Equity	Share capital	capital	surplus	Reserves		income (loss)	(deficit)	interest	equity
Reported under Canadian GAAP	$135,604	$-	$3,764		$31,893	$(10,167)	$(8,648)	$-	$152,446
Expense exploration and development expenditures (b)	-	-	-		-	-	(17,300)	-	(17,300)
Adjustments to depletion of mineral rights and properties (c)	-	-	-		-	-	2,003	-	2,003
Adjustment to future income tax (h)	-	-	-		-	-	1,771	-	1,771
Increase equity investment loss (d)	-	-	-		-	-	(1,035)	-	(1,035)
Adjustment to impairment charges (e)	-	-	-		-	-	8,233	-	8,233
Adjustment to loss on disposal of mineral rights and properties (f)	-	-	-		-	-	353	-	353
Adjustment to foreign exchange (g)	-	-	-		-	-	(270)	-	(270)
Share purchase warrants (j)	(5,114)	7,485	-		-	-	(2,371)	-	-
Mark to market adjustment to short term investment (d)	-	-	-		-	-	(314)	-	(314)
Adjustment to stock based compensation (k)	-	-	262		-	-	262	-	-
Adjustment to non-controlling interest ((a)(iii))(i)	-	-	-		-	-	1,919	5,698	7,617
Adjustment to accumulative other comprehensive income ((a)(iii))(g)	-	-	-		-	372	-	-	372
Reported under US GAAP	$130,490	$7,485	$3,502		$31,893	$(9,795)	$(15,397)	$5,698	$153,876

	March 31, 2008
						Accumulated
		Additional				other	Retained	Non	Total
		paid in	Contributed			comprehensive	earnings	controlling	shareholders'
Consolidated Statement of Equity	Share capital	capital	surplus	Reserves		income (loss)	(deficit)	interest	equity
Reported under Canadian GAAP	$78,335	$-	$1,722		$2,078	$14,121	$52,736	$-	$148,992
Expense exploration and development expenditures (b)	-	-	-		-	-	(7,849)	-	(7,849)
Adjustments to depletion of mineral rights and properties (c)	-	-	-		-	-	1,039	-	1,039
Adjustment to future income tax (h)	-	-	-		-	-	1,085	-	1,085
Increase equity investment loss (d)	-	-	-		-	-	(544)	-	(544)
Adjustment to impairment charges (e)	-	-	-		-	-	-	-	-
Adjustment to loss on disposal of mineral rights and properties (f)	-	-	-		-	-	-	-	-
Adjustment to foreign exchange (g)	-	-	-		-	-	-	-	-
Share purchase warrants (j)	(5,114)	7,485	-		-	-	(2,371)	-	-
Mark to market adjustment to short term investment (d)	-	-	-		-	-	(214)	-	(214)
Adjustment to stock based compensation (k)	-	-	(269)		-	-	269	-	-
Adjustment to non-controlling interest ((a)(iii))(i)	-	-	-		-	-	1,162	10,109	11,271
Adjustment to accumulative other comprehensive income ((a)(iii))(g)	-	-	-		-	28	-	-	28
Reported under US GAAP	$73,221	$7,485	$1,453		$2,078	$14,149	$45,313	$10,109	$153,808

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

Consolidated summarized statement of cash flows	2010	2009	2008
Operating activities
Operating activities under Canadian GAAP	$65,983	$46,986	$79,786
Expense exploration and development expenditures (b)	(5,793)	(9,451)	(7,824)
Operating activities under US GAAP	$60,190	$37,535	$71,962

Investing activities
Investing activities under Canadian GAAP	$(42,330)	$(36,444)	$(81,753)
Expense exploration and development expenditures (b)	5,793	9,451	7,824
Investing activities under US GAAP	$(36,537)	$(26,993)	$(73,929)

Financing activities
Financing activities under Canadian GAAP	$(17,179)	$(4,838)	$(9,397)
Financing activities under US GAAP	$(17,179)	$(4,838)	$(9,397)

(a)	Recently adopted Accounting Pronouncements

(i)   Codification and Hierarchy of Generally Accepted Accounting Principles

In July 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105 – Generally Accepted Accounting Principles (formerly SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”) to establish the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP to be applied by nongovernmental entities. The ASC is not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. Relevant authoritative literature issued by the United States Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is nonauthoritative. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referred and did not impact our consolidated financial statements.

(ii)   Business Combinations

In December 2007, FASB issued ASC Topic 805, “Business Combinations”, which replaces SFAS 141, “Business Combinations” and is applicable to business combination consummated in the fiscal year commencing after the effective date of December 15, 2008.

The standard provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non controlling interest in acquiree. The updated guidance also provided disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

In April 2009, the guidance was updated to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This update is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009.

The adoption of this standard did not impact our financial results as at March 31, 2010.

(iii)   Non-Controlling Interests in Consolidated Financial Statements

Effective April 1, 2009, the Company adopted ASC Topic 810 “Consolidation”, which replaces SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements”).” Under ASC 810, non-controlling interests, formerly referred to as minority interests, are measured at 100% of the fair value of assets acquired and liabilities assumed. Under previous standards, the non-controlling interests were measured at book value. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, consolidated net earnings and comprehensive income are adjusted to include the earnings and comprehensive income attributed to non-controlling interests.

ASC 810 revises how changes in ownership percentage are accounted for, including when a parent company deconsolidates a subsidiary but retains a non-controlling interest. As well, attribution of losses to the non-controlling interest is no longer limited to the original carrying amount. The requirements of ASC 810 are to be applied prospectively with the exception of the guidance on presentation and disclosure, which is to be applied retrospectively for all years presented in the financial statements.

As a result of the adoption of ASC 810, an additional gain of $47 and accumulated other comprehensive loss of $86 were attributed to the non-controlling interest of Henan Huawei and Qinghai Found. The Company also reclassified non-controlling interest to shareholders’ equity and have presented net earnings and comprehensive income under US GAAP attributable to the parent and to non-controlling interest as at March 31, 2010 and for all years presented in the financial statements.

In January 2010, FASB issued ASU No. 2010-02, “Consolidation (Topic 810), Accounting and Reporting for Decreases in Ownership of a Subsidiary – A Scope Clarification.” This ASU is meant to address implementation issues related to changes in ownership provisions in ASC 810 and to clarify the scope of application of the decrease in ownership provisions. This ASU did not impact our financial results or disclosures as at March 31, 2010.

(iv)   Subsequent Events

In June 2009, FASB issued ASC Topic 855, as amended in February 2010, “Subsequent Events (formerly SFAS 165, “Subsequent Events”), which establishes standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. ASC 855 requires disclosure of the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company determined that the subsequent events were evaluated through June 11, 2010, which is the date the financial statements were available to be issued.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(v)   Fair Value Accounting for Liabilities

In August 2009, FSAB issued ASU 2009 – 05, “Measuring Liabilities at Fair Value”, an amendment of ASC Topic 820. This ASU clarify existing guidance that in circumstances in which a quoted price in an active market for the identical liability is not available, and entity is required to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach. This ASU also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. This ASU became effective for the Company’s financial statements for the year ended March 31, 2010. The adoption of this ASU does not have impact on the Company’s consolidated financial statements.

(vi)   Derivative Instruments

In March 2008, FSAB issued ASC Topic 815-1-50, “Derivative and Hedging Disclosures (formerly SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SASB Statement No. 133”), a updated guidance requires entities to provide enhanced disclosures about how and why an entity use derivative instruments and the related hedged items affect an entity’s financial position, financial performance, and cash flows. The Company adopted this updated guidance on April 1, 2009 and the adoption had no impact on the Company’s consolidated financial statements.

(b)	Exploration and Development Expenditures

Canadian GAAP allows exploration and development costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. For US GAAP purposes, exploration and development expenditures, including incidental cost recoveries can only be deferred subsequent to the establishment of proven and probable reserves. For US GAAP purposes, the Company has therefore expensed its exploration and development expenditures incurred prior to the establishment of proven and probable reserves.

A difference in classification on the cash flow also rises as expenditures associated with capitalized exploration costs under Canadian GAAP are treated as an investing activity whereas under US GAAP, such exploration costs are expensed and shown in operating section of the statement of cash flow.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(c)	Depletion of Mineral Rights and Properties

The impact of depletion of mineral rights and properties is mainly due to the GAAP differences discussed in adjustment (b) above related to the accounting for mineral rights and properties. In addition, the future income tax asset would increase by $740 (March 31, 2009 - $404), with a corresponding increase to the income tax recovery.

(d)	Equity Method Investments

The impact on the equity method investments mainly include exploration costs incurred by NUX that have been capitalized during the search for a commercially mineable body of ore and the start-up costs incurred by Yongning that had been capitalized during the pre- operating period until June 2009 when the Company concluded that it no longer held significant influence over Yongning. For US GAAP purposes, the Company has therefore expensed the exploration and development expenditures and the start-up costs of its equity investment.

Under US GAAP, the Company’s investment in NUX contained a free standing derivative (NUX’s warrants) and required to be measured at fair value. Consequently, a total of $314, the fair value of the 450,000 NUX warrants the Company subscribed during NUX’s private placement in Mach 2007, was adjusted from the equity method investments to short term investments and a loss of $nil (2009 – $101 and 2008 – $404) was recorded as mark to market on the consolidated statements of operations. The NUX’s warrants expired in March 2009 and no further adjustment is required in fiscal 2010 or will be thereafter.

(e)	Impairment Charges

The impact on the impairment charges was due to the carrying value differences of each asset immediately before the impairment arising from the GAAP differences discussed in adjustments (b), (c) and (d) above.

(f)	Loss on Disposal of Mineral Rights and Properties

The impact on the loss on disposal of mineral rights and properties was due to the carrying value difference of NZ project immediately before the disposal arising from the GAAP differences discussed in adjustment (b) above.

(g)	Foreign Exchange

Under Canadian GAAP, when a self-sustaining foreign operation subsidiary pays a dividend to the parent company and there has been a reduction in the net investment, a gain or loss equivalent to the proportionate amount of the exchange gain or loss accumulated in other comprehensive income (loss) is recognized in the statements of operations. Under US GAAP, the foreign exchange gain or loss accumulated in the accumulated other comprehensive income is only recognized in income when the foreign subsidiary is sold, or the parent completely or substantially liquidates its investment.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(h)	Income Tax

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference resulted in no difference in the financial position, results of operations or cash flows of the Company for the years presented. The impact on future income tax is arising from the GAAP differences discussed in adjustments (b), (c), and (e) above.

In June 2006, FASB issued an interpretation of ASC Topic 740, “Income Taxes”, which addresses the accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

The Company adopted the provisions of ASC 740 with respect to the accounting for uncertainty in income taxes on April 1, 2007. The adoption did not have a material impact on the Company’s consolidated financial statements. The Company has not recorded any tax amounts as a result of this standard for all years presented.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. No interest and penalty have been recognized or accrued for all the years presented.

The Company is subject to income taxes in Canada, China, and Hong Kong. The tax years of major tax jurisdiction which remain subject to examination as of March 31, 2010 are as follows:

Canada	2003 to present
China	2004 to present
Hong Kong	2008 to present

(i)	Non-Controlling Interests

The impact on the non-controlling interest expenses and balances of the GAAP differences related to the Company’s 77.5% owned subsidiary in Henan Found; 70% owned subsidiary in Henan Huawei; 82% interest in Qinghai Found; and 95% interest in Guangdong Found.

As a result of the adoption of ASC 810 “Consolidation”, the Company has reclassified non- controlling interest as a reconciling item in the equity section as at and for each of the three- year period ended March 31, 2010. Also see discussion in (a)(iii) above.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

(j)	Share Purchase Warrants

Under Canadian GAAP, the residual approach was adopted to value the share purchase warrants attached to private placements issued. Under US GAAP, the share purchase warrants should be valued at fair value and the value should be recorded as an additional paid in capital under the shareholders’ equity section. Changes in fair value due to a modification to the warrant is charged to retained earning with a corresponding adjustment to additional paid in capital. Upon exercise, the value of the warrants exercised would be transferred to share capital from additional paid in capital. There is no impact on the shareholders’ equity section as a whole but individual accounts under the shareholders equity section are affected.

(k)	Stock Based Compensation

Stock options are required to be accounted for using the fair value method under both Canadian GAAP and US GAAP. Canadian GAAP allows forfeitures to be estimated in advance or to be accounted for as they occur. Under US GAAP, the compensation expense recognized for stock-based compensation awards must reflect an estimate of award forfeitures at the time of grant, which is subject to revision in subsequent periods, if necessary.

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted closing price of the common shares that were in-the-money. The aggregate intrinsic value of the Company’s stock options exercised in 2010 was $8,780 (2009 – $12 and 2008 – $23,095). The aggregate intrinsic value of options outstanding as at March 31, 2010 was $5,935 (March 31, 2009 – $2,879 and March 31, 2008 – $15,168).

As at March 31, 2010, there was $1,719 of unrecognized compensation cost related to non- vested stock options. The cost is expected to be recognized over a period of 34 months. The estimated fair value of stock options vested during the year ended March 31, 2010 was $2,098 (2009– $1,935 and 2008 – $1,069).

(l)	Accumulated Other Comprehensive Income

The impact on the accumulated other comprehensive income is mainly due to the different exchange rates used to convert the adjustments on the consolidated balance sheet and the adjustments on consolidated statements of operations from functional currency to reporting currency using current rate method and adoption of ASC 810 “Consolidation” as discussed in (a)(iii) above.

(m)	Current Liabilities

For Canadian GAAP purposes, the Company combines accounts payable and accrued liabilities on the consolidated balance sheet. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of payables and other current liabilities based on their nature and materiality. The information with respect to the current liabilities as required by US GAAP at March 31, 2010 and 2009 is as follows:

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

	2010	2009
Accured liabilities and other payable	$4,757	$6,449
Payroll liabilities	925	598
Interest payable	3	-
Taxes other than income tax payable	1,819	1,486
	$7,504	$8,533

Cash flows from accounts payables and accrued liabilities are included in aggregate in the consolidated statement of cash flows as a component of changes in operation working capital. The detailed cash flows are as follows:

	2010	2009	2008
Increase (decrease) in accured liabilities and other payable	$783	$(1,084)	$2,222
Increase in payroll liabilities	327	257	181
Increase in interest payable	3	-	-
Increase in taxes other than income tax payable	333	93	1,010
	$1,446	$(734)	$3,413

(n)	Recent Accounting Pronouncements

(i)   Accounting for Transfers of Financial Assets

In December 2009, FASB issued ASU 2009-16, “Transfers and Serving (Topic 860), an Amendment of the Accounting for Transfers of Financial Assets, (formerly SFAS 166, “accounting for Transfers of Financial Assets”). This updated guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. This guidance also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The updated guidance is effective for fiscal years beginning after November 15, 2009. The Company currently is evaluating the potential impact of the adopting this statement on the Company’s consolidated financial statements.

(ii)   Consolidation of Viable Interest Entities

In December 2009, FASB issued ASU 2009-17, “Consolidation (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest entities (formerly SFAS 167, “Amendments to FASB Interpretation No. 46(R)”)”, which amends the consolidation guidance for variable interest entities (“VIE”). The changes include the elimination of the exemption for qualifying special purposes entities and a new approach for determining who should consolidate a VIE. In addition, changes to when it is necessary to reassess who should consolidate a VIE have also been made.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars)

This guidance requires an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a VIE. This analysis identifies a primary beneficiary of a VIE as the entity that has both of the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

This new guidance is effective for the Company’s fiscal year beginning April 1, 2010. The Company currently is evaluating the potential impact of the adopting this statement on the Company’s consolidated financial statements.

(iii)   Improving Disclosure about Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which provides additional guidance to improve disclosures regarding fair value measurements by adding two new disclosure requirements: (1) transfers in and out Level 1 and 2 measurements and the reasons for the transfers, and (2) a gross presentation of activity within the Level 3 roll-forward. It also provides clarification on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. The new requirements and guidance are effective for periods beginning after December 15, 2009, except for the Level 3 roll-forward which is effective for fiscal years beginning after December 15, 2010. The Company does not believe that adoption of this guidance will have a material impact to its financial position, results of operation or cash flows.

24.	Subsequent events

On April 22, 2010, the Company entered a Purchase Agreement to acquire an additional 10% of Henan Huawei from a non-controlling interest holder of Huawei, bringing the Company’s interest to 80%. The transaction closed on May 21, 2010 with consideration exchanged of 163,916 common shares of the Company, valued at $1,091.